Exhibit 4.2

                      IMPORTANT NOTICE TO PLAN PARTICIPANTS

                                       OF

                   Versar, Inc. Employee Stock Ownership Plan


Wachovia has been notified by Versar, Inc. that the above captioned plan has received Internal Revenue Service (IRS) approval to terminate the plan and pay out plan benefits. Due to the dissolution of the Plan you are 100% vested in the plan.

The plan provides for a lump sum distribution of your benefits. You may also make a "direct rollover" of your account to a tax-qualified vehicle such as an IRA or another qualified plan. Your Versar 401(k) plan is an example of an eligible tax-qualified vehicle. Versar stock is paid out "in kind" so if you elect a rollover, please verify with your rollover institution that they will accept Versar Stock. Wachovia will accept Versar Stock.

Please keep in mind that distributions made directly to participants from a qualified retirement plan and not "directly rolled" into another plan or tax-qualified vehicle are subject to a mandatory Federal tax withholding of 20% of the amount of the distribution. In addition, you may be subject to a 10% early withdrawal penalty on the amount distributed if you receive the distribution before the age of 55.

Please call Wachovia's Distribution Line at 1-800-690-0531 to obtain your distribution package. A Distribution Support Specialist will be able to discuss your options and help you complete your distribution. You can even establish a Wachovia IRA over the phone if this meets your needs. Please carefully review the "Distribution Process" guide attached to this notice.

We have also attached a Special Tax Notice regarding plan payments.

Please note that all signed forms must be received by Versar, Inc. no later than July 31, 2003 or your ESOP account will be distributed to your attention and may be subject to a mandatory Federal tax withholding of 20% of the amount of the distribution. In addition, you may be subject to a 10% early withdrawal penalty on the amount distributed if you receive the distribution before the age of 55.


Should you have any questions regarding your distribution, please call Wachovia Support Line (800) 690-0531.
                                                                         5/20/03

[Evergreen Investments logo] Evergreen Investments SM
                                      Special Tax Notice Regarding Plan Payments

This notice explains how you can continue to defer federal income tax on your retirement savings in the Plan and contains important information you will need before you decide how to receive your Plan benefits.

This notice is provided to you by your Plan Administrator because all or part of the payment that you will soon receive from the Plan may be eligible for rollover by you or your Plan Administrator to a traditional IRA or an eligible employer plan. A rollover is a payment by you or the Plan Administrator of all or part of your benefit to another plan or IRA that allows you to continue to postpone taxation of that benefit until it is paid to you. Your payment cannot be rolled over to a Roth IRA, a SIMPLE IRA, or a Coverdell Education Savings Account (formerly known as an education IRA). An "eligible employer plan" includes a plan qualified under section 401(a) of the Internal Revenue Code, including a 401(k) plan, profit-sharing plan, defined benefit plan, stock bonus plan, and money purchase plan; a section 403(a) annuity plan; a section 403(b) tax-sheltered annuity; and an eligible section 457(b) plan maintained by a governmental employer (governmental 457 plan).

An eligible employer plan is not legally required to accept a rollover. Before you decide to roll over your payment to another employer plan, you should find out whether the plan accepts rollovers and, if so, the types of distributions it accepts as a rollover. You should also find out about any documents that are required to be completed before the receiving plan will accept a rollover. Even if a plan accepts rollovers, it might not accept rollovers of certain types of distributions, such as after-tax amounts. If this is the case, and your distribution includes aftertax amounts, you may wish instead to roll your distribution over to a traditional IRA or split your rollover amount between the employer plan in which you will participate and a traditional IRA. If an employer plan accepts your rollover, the plan may restrict subsequent distributions of the rollover amount or may require your spouse's consent for any subsequent distribution. A subsequent distribution from the plan that accepts your rollover may also be subject to different tax treatment than distributions from this Plan. Check with the administrator of the plan that is to receive your rollover prior to making the rollover.

If you have additional questions after reading this notice, you can contact your plan administrator.

SUMMARY
There are two ways you may be able to receive a Plan payment that is eligible for rollover:
        (1) Certain payments can be made directly to a traditional IRA that you establish or to an eligible employer plan that will accept it and hold it for your benefit ("DIRECT ROLLOVER"); or
        (2) the payment can be PAID TO YOU.

If you choose a DIRECT ROLLOVER:
        (1) Your payment will not be taxed in the current year and no income tax will be withheld.
        (2) You choose whether your payment will be made directly to your traditional IRA or to an eligible employer plan that accepts your rollover. Your payment cannot be rolled over to a Roth IRA, a SIMPLE IRA, or a Coverdell Education Savings Account because these are not traditional IRAs.
        (3) The taxable portion of your payment will be taxed later when you take it out of the traditional IRA or the eligible employer plan. Depending on the type of plan, the later distribution may be subject to different tax treatment than it would be if you received a taxable distribution from this Plan.

If you choose to have a Plan payment that is eligible for rollover PAID TO YOU:
        (1) You will receive only 80% of the taxable amount of the payment, because the Plan Administrator is required to withhold 20% of the amount and send it to the IRS as income tax withholding to be credited against your taxes.
        (2) The taxable amount of your payment will be taxed in the current year unless you roll it over. Under limited circumstances, you may be able to use special tax rules that could reduce the tax you owe. However, if you receive the payment before age 59 1/2, you may have to pay an additional 10% tax.
        (3) You can roll over all or part of the payment by paying it to your traditional IRA or to an eligible employer plan that accepts your rollover within 60 days after you receive the payment. The amount rolled over will not be taxed until you take it out of the traditional IRA, or the eligible employer plan.
        (4) If you want to roll over 100% of the payment to a traditional IRA or an eligible employer plan, you must find other money to replace the 20% of the taxable portion that was withheld. If you roll over only the 80% that you received, you will be taxed on the 20% that was withheld and that is not rolled over.

Your Right to Waive the 30-Day Notice Period. Generally, neither a direct rollover nor a payment can be made from the plan until at least 30 days after your receipt of this notice. Thus, after receiving this notice, you have at least 30 days to consider whether or not to have your withdrawal directly rolled over. If you do not wish to wait until this 30-day notice period ends before your election is processed, you may waive the notice period by making an affirmative election indicating whether or not you wish to make a direct rollover. Your withdrawal will then be processed in accordance with your election as soon as practical after it is received by the Plan Administrator.

MORE INFORMATION
I. Payments That Can and Cannot Be Rolled Over
II. Direct Rollover
III. Payment Paid To You
IV. Surviving Spouses, Alternate Payees, and Other Beneficiaries

I. Payments That Can and Cannot Be Rolled Over
Payments from the Plan may be "eligible rollover distributions." This means that they can be rolled over to a traditional IRA or to an eligible employer plan that accepts rollovers. Payments from a plan cannot be rolled over to a Roth IRA, a SIMPLE IRA, or a Coverdell Education Savings Account. Your Plan administrator should be able to tell you what portion of your payment is an eligible rollover distribution.

After-tax Contributions. If you made after-tax contributions to the Plan, these contributions may be rolled into either a traditional IRA or to certain employer plans that accept rollovers of the after-tax contributions. The following rules apply:
        a) Rollover into a Traditional IRA. You can roll over your after-tax contributions to a traditional IRA either directly or indirectly. Your plan administrator should be able to tell you how much of your payment is the taxable portion and how much is the aftertax portion.

        If you roll over after-tax contributions to a traditional IRA, it is your responsibility to keep track of, and report to the Service on the applicable forms, the amount of these after-tax contributions. This will enable the nontaxable amount of any future distributions from the traditional IRA to be determined.

        Once you roll over your after-tax contributions to a traditional IRA, those amounts CANNOT later be rolled over to an employer plan.

        b) Rollover into an     Employer Plan. You can roll over after-tax
        contributions from an employer plan that is qualified under Code section 401(a) or a section 403(a) annuity plan to another such plan using a direct rollover if the other plan provides separate accounting for amounts rolled over, including separate accounting for the after-tax employee contributions and earnings on those contributions. You can also roll over after-tax contributions from a section 403(b) tax-sheltered annuity to another section 403(b) tax-sheltered annuity using a direct rollover if the other taxsheltered annuity provides separate accounting for amounts rolled over, including separate accounting for the after-tax employee contributions and earnings on those contributions. You CANNOT roll over after-tax contributions to a governmental 457 plan. If you want to roll over your after-tax contributions to an employer plan that accepts these rollovers, you cannot have the after-tax contributions paid to you first. You must instruct the Plan Administrator of this Plan to make a direct rollover on your behalf. Also, you cannot first roll over after-tax contributions to a traditional IRA and then roll over that amount into an employer plan.

The following types of payments cannot be rolled over:

Payments Spread over Long Periods. You cannot roll over a payment if it is part of a series of equal (or almost equal) payments that are made at least once a year and that will last for:
        (1) your lifetime (or a period measured by your life expectancy), or
        (2) your lifetime and your beneficiary's lifetime (or a period measured by your joint life expectancies), or
        (3) a period of 10 years or more.

Required Minimum Payments. Beginning when you reach age 70 1/2 or retire, whichever is later, a certain portion of your payment cannot be rolled over because it is a "required minimum payment" that must be paid to you. Special rules apply if you own 5% or more of your employer.

Hardship Distributions. A hardship distribution cannot be rolled over.

ESOP Dividends. Cash dividends paid to you on employer stock held in an employee stock ownership plan cannot be rolled over.

Corrective Distributions. A distribution that is made to correct a failed nondiscrimination test or because legal limits on certain contributions were exceeded cannot be rolled over.

Loans Treated as Distributions. The amount of a plan loan that becomes a taxable deemed distribution because of a default cannot be rolled over. However, a loan offset amount is eligible for rollover, as discussed in Part III below. Ask the Plan Administrator of this Plan if distribution of your loan qualifies for rollover treatment. The Plan Administrator of this Plan should be able to tell you if your payment includes amounts which cannot be rolled over.

II. Direct Rollover

A DIRECT ROLLOVER is a direct payment of your Plan benefits to a traditional IRA or an eligible employer plan that will accept it. You can choose a DIRECT ROLLOVER of all or any portion of your payment that is an eligible rollover distribution, as described in Part I above. You are not taxed on any taxable portion of your payment for which you choose a DIRECT ROLLOVER until you later take it out of the traditional IRA or eligible employer plan. In addition, no income tax withholding is required for any taxable portion of your Plan benefits for which you choose a DIRECT ROLLOVER. This Plan might not let you choose a DIRECT ROLLOVER if your distributions for the year are less than $200.

DIRECT ROLLOVER to a Traditional IRA. You can open a traditional IRA to receive the direct rollover. If you choose to have your payment made directly to a traditional IRA, contact an IRA sponsor (usually a financial institution) to find out how to have your payment made in a direct rollover to a traditional IRA at that institution. If you are unsure of how to invest your money, you can temporarily establish a traditional IRA to receive the payment. However, in choosing a traditional IRA, you may wish to make sure that the traditional IRA you choose will allow you to move all or a part of your payment to another traditional IRA at a later date, without penalties or other limitations. See IRS Publication 590, Individual Retirement Arrangements, for more information on traditional IRAs (including limits on how often you can roll over between IRAs).

DIRECT ROLLOVER to a Plan. If you are employed by a new employer that has an eligible employer plan, and you want a direct rollover to that plan, ask the Plan Administrator of that plan whether it will accept your rollover. An eligible employer plan is not legally required to accept a rollover. Even if your new employer's plan does not accept a rollover, you can choose a DIRECT ROLLOVER to a traditional IRA. If the employer plan accepts your rollover, the plan may provide restrictions on the circumstances under which you may later receive a distribution of the rollover amount or may require spousal consent to any subsequent distribution. Check with the Plan Administrator of that plan before making your decision.

DIRECT ROLLOVER of a Series of Payments. If you receive a payment that can be rolled over to a traditional IRA or an eligible employer plan that will accept it, and it is paid in a series of payments for less than 10 years, your choice to make or not make a DIRECT ROLLOVER for a payment will apply to all later payments in the series until you change your election. You are free to change your election for any later payment in the series.

Change in Tax Treatment Resulting from a DIRECT ROLLOVER. The tax treatment of any payment from the eligible employer plan or traditional IRA receiving your DIRECT ROLLOVER might be different than if you received your benefit in a taxable distribution directly from the Plan. For example, if you were born before January 1, 1936, you might be entitled to ten-year averaging or capital gain treatment, as explained below. However, if you have your benefit rolled over to a section 403(b) tax-sheltered annuity, a governmental 457 plan, or a traditional IRA in a DIRECT ROLLOVER, your benefit will no longer be eligible for that special treatment. See the sections below entitled "Additional 10% Tax if You Are under Age 59 1/2" and "Special Tax Treatment if You Were Born before January 1, 1936."

III. Payment Paid to You

If your payment can be rolled over (see Part I above) and the payment is made to you in cash, it is subject to 20% federal income tax withholding on the taxable portion (state tax withholding may also apply). The payment is taxed in the year you receive it unless, within 60 days, you roll it over to a traditional IRA or an eligible employer plan that accepts rollovers. If you do not roll it over, special tax rules may apply.

Print 0000 534053 (25/pkg, Rev 02)   front

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Income Tax Withholding

Mandatory Withholding. If any portion of your payment can be rolled over under
Part I above and you do not elect to make a DIRECT ROLLOVER, the Plan is required by law to withhold 20% of the taxable amount. This amount is sent to the IRS as federal income tax withholding. For example, if you can roll over a taxable payment of $10,000, only $8,000 will be paid to you because the Plan must withhold $2,000 as income tax. However, when you prepare your income tax return for the year, unless you make a rollover within 60 days (see "Sixty-Day Rollover Option" below), you must report the full $10,000 as a taxable payment from the Plan. You must report the $2,000 as tax withheld, and it will be credited against any income tax you owe for the year. There will be no income tax withholding if your payments for the year are less than $200.

Voluntary Withholding. If any portion of your payment is taxable but cannot be rolled over under Part I above, the mandatory withholding rules described above do not apply. In this case, you may elect not to have withholding apply to that portion. If you do nothing, 10% will be taken out of this portion of your payment for federal income tax withholding. To elect out of withholding, ask the Plan Administrator for the election form and related information.

Sixty-Day Rollover Option. If you receive a payment that can be rolled over under Part I above, you can still decide to roll over all or part of it to a traditional IRA or to an eligible employer plan that accepts rollovers. If you decide to roll over, you must contribute the amount of the payment you received to a traditional IRA or an eligible employer plan within 60 days after you receive the payment. The portion of your payment that is rolled over will not be taxed until you take it out of the traditional IRA or the eligible employer plan.

You can roll over up to 100% of your payment that can be rolled over under Part I above, including an amount equal to the 20% of the taxable portion that was withheld. If you choose to roll over 100%, you must find other money within the 60-day period to contribute to the traditional IRA or the eligible employer plan, to replace the 20% that was withheld. On the other hand, if you roll over only the 80% of the taxable portion that you received, you will be taxed on the 20% that was withheld.

        Example: The taxable portion of your payment that can be rolled over under Part I above is $10,000, and you choose to have it paid to you. You will receive $8,000, and $2,000 will be sent to the IRS as income tax withholding. Within 60 days after receiving the $8,000, you may roll over the entire $10,000 to a traditional IRA or an eligible employer plan. To do this, you roll over the $8,000 you received from the Plan, and you will have to find $2,000 from other sources (your savings, a loan, etc.). In this case, the entire $10,000 is not taxed until you take it out of the traditional IRA or an eligible employer plan. If you roll over the entire $10,000, when you file your income tax return you may get a refund of part or all of the $2,000 withheld.

        If, on the other hand, you roll over only $8,000, the $2,000 you did not roll over is taxed in the year it was withheld. When you file your income tax return you may get a refund of part of the $2,000 withheld. (However, any refund is likely to be larger if you roll over the entire $10,000.)

Additional 10% Tax If You Are under Age 59 1/2. If you receive a payment before you reach age 59 1/2 and you do not roll it over, then, in addition to the regular income tax, you may have to pay an extra tax equal to 10% of the taxable portion of the payment. The additional 10% tax generally does not apply to

        (1) payments that are paid after you separate from service with your employer during or after the year you reach age 55,
        (2) payments that are paid because you retire due to disability,
        (3) payments that are paid as equal (or almost equal) payments over your life or life expectancy (or your and your beneficiary's lives or life expectancies),
        (4) dividends paid with respect to stock by an employee stock ownership plan (ESOP) as described in Code section 404(k),
        (5) payments that are paid directly to the government to satisfy a federal tax levy,
        (6) payments that are paid to an alternate payee under a qualified domestic relations order, or
        (7) payments thatdo not exceed the amount of your deductible medical expenses.
        See IRS Form 5329 for more information on the additional 10% tax.

The additional 10% tax will not apply to distributions from a governmental 457 plan, except to the extent the distribution is attributable to an amount you rolled over to that plan (adjusted for investment returns) from another type of eligible employer plan or IRA. Any amount rolled over from a governmental 457 plan to another type of eligible employer plan or to a traditional IRA will become subject to the additional 10% tax if it is distributed to you before you reach age 59 1/2, unless one of the exceptions applies.

Special Tax Treatment If You Were Born before January 1, 1936. If you receive a payment from a plan qualified under section 401(a) or a section 403(a) annuity plan that can be rolled over under Part I and you do not roll it over to a traditional IRA or an eligible employer plan, the payment will be taxed in the year you receive it. However, if the payment qualifies as a "lump sum distribution," it may be eligible for special tax treatment. (See also "Employer Stock or Securities", below.) A lump sum distribution is a payment, within one year, of your entire balance under the Plan (and certain other similar plans of the employer) that is payable to you after you have reached age 59 1/2 or because you have separated from service with your employer (or, in the case of a selfemployed individual, after you have reached age 59 1/2 or have become disabled). For a payment to be treated as a lump sum distribution, you must have been a participant in the plan for at least five years before the year in which you received the distribution. The special tax treatment for lump sum distributions that may be available to you is described below.

        Ten-Year Averaging. If you receive a lump sum distribution and you were born before January 1, 1936, you can make a one-time election to figure the tax on the payment by using "10-year averaging" (using 1986 tax rates). Ten-year averaging often reduces the tax you owe.

        Capital Gain Treatment. If you receive a lump sum distribution and you were born before January 1, 1936 and you were a participant in the Plan before 1974, you may elect to have the part of your payment that is attributable to your pre- 1974 participation in the Plan taxed as long-term capital gain at a rate of 20%.

There are other limits on the special tax treatment for lump sum distributions. For example, you can generally elect this special tax treatment only once in your lifetime, and the election applies to all lump sum distributions that you receive in that same year. You may not elect this special tax treatment if you rolled amounts into this Plan from a 403(b) tax-sheltered annuity contract or from an IRA not originally attributable to a qualified employer plan. If you have previously rolled over a distribution from this Plan (or certain other similar plans of the employer), you cannot use this special averaging treatment for later payments from the Plan. If you roll over your payment to a traditional IRA, governmental 457 plan, or 403(b) tax-sheltered annuity, you will not be able to use special tax treatment for later payments from that IRA, plan, or annuity. Also, if you roll over only a portion of your payment to a traditional IRA, governmental 457 plan, or 403(b) tax-sheltered annuity, this special tax treatment is not available for the rest of the payment. See IRS Form 4972 for additional information on lump sum distributions and how you elect the special tax treatment.

Employer Stock or Securities. There is a special rule for a payment from the Plan that includes employer stock (or other employer securities). To use this special rule, 1) the payment must qualify as a lump sum distribution, as described above, except that you do not need five years of plan participation, or 2) the employer stock included in the payment must be attributable to "after-tax" employee contributions, if any. Under this special rule, you may have the option of not paying tax on the "net unrealized appreciation" of the stock until you sell the stock. Net unrealized appreciation generally is the increase in the value of the employer stock while it was held by the Plan. For example, if employer stock was contributed to your Plan account when the stock was worth $1,000 but the stock was worth $1,200 when you received it, you would not have to pay tax on the $200 increase in value until you later sold the stock.

You may instead elect not to have the special rule apply to the net unrealized appreciation. In this case, your net unrealized appreciation will be taxed in the year you receive the stock, unless you roll over the stock. The stock can be rolled over to a traditional IRA or another eligible employer plan, either in a direct rollover or a rollover that you make yourself. Generally, you will no longer be able to use the special rule for net unrealized appreciation if you roll the stock over to a traditional IRA or another eligible employer plan.

If you receive only employer stock in a payment that can be rolled over, no amount will be withheld from the payment. If you receive cash or property other than employer stock, as well as employer stock, in a payment that can be rolled over, the 20% withholding amount will be based on the entire taxable amount paid to you (including the value of the employer stock determined by excluding the net unrealized appreciation). However, the amount withheld will be limited to the cash or property (excluding employer stock) paid to you.

If you receive employer stock in a payment that qualifies as a lump sum distribution, the special tax treatment for lump sum distributions described above (such as 10-year averaging) also may apply. See IRS Form 4972 for additional information on these rules.

Repayment of Plan Loans. If your employment ends and you have an outstanding loan from your Plan, your employer may reduce (or "offset") your balance in the Plan by the amount of the loan you have not repaid. The amount of your loan offset is treated as a distribution to you at the time of the offset and will be taxed unless you roll over an amount equal to the amount of your loan offset to another qualified employer plan or a traditional IRA within 60 days of the date of the offset. If the amount of your loan offset is the only amount you receive or are treated as having received, no amount will be withheld from it. If you receive other payments of cash or property from the Plan, the 20% withholding amount will be based on the entire amount paid to you, including the amount of the loan offset. The amount withheld will be limited to the amount of other cash or property paid to you (other than any employer securities). The amount of a defaulted plan loan that is a taxable deemed distribution cannot be rolled over.


IV. Surviving Spouses, Alternate Payees, and Other Beneficiaries

In general, the rules summarized above that apply to payments to employees also apply to payments to surviving spouses of employees and to spouses or former spouses who are "alternate payees." You are an alternate payee if your interest in the Plan results from a "qualified domestic relations order," which is an order issued by a court, usually in connection with a divorce or legal separation.

If you are a surviving spouse or an alternate payee, you may choose to have a payment that can be rolled over, as described in Part I above, paid in a DIRECT ROLLOVER to a traditional IRA or to an eligible employer plan or paid to you. If you have the payment paid to you, you can keep it or roll it over yourself to a traditional IRA or to an eligible employer plan. Thus, you have the same choices as the employee.

If you are a beneficiary other than a surviving spouse or an alternate payee, you cannot choose a direct rollover, and you cannot roll over the payment yourself.

If you are a surviving spouse, an alternate payee, or another beneficiary, your payment is generally not subject to the additional 10% tax described in Part III above, even if you are younger than age 59 1/2.

If you are a surviving spouse, an alternate payee, or another beneficiary, you may be able to use the special tax treatment for lump sum distributions and the special rule for payments that include employer stock, as described in Part III above. If you receive a payment because of the employee's death, you may be able to treat the payment as a lump sum distribution if the employee met the appropriate age requirements, whether or not the employee had 5 years of participation in the Plan.

How To Obtain Additional Information

This notice summarizes only the federal (not state or local) tax rules that might apply to your payment. The rules described above are complex and contain many conditions and exceptions that are not included in this notice. Therefore, you may want to consult with the Plan Administrator or a professional tax advisor before you take a payment of your benefits from your Plan. Also, you can find more specific information on the tax treatment of payments from qualified employer plans in IRS Publication 575, Pension and Annuity Income, and IRS Publication 590, Individual Retirement Arrangements. These publications are available from your local IRS office, on the IRS's Internet Web Site at www.irs.gov, or by calling 1-800-TAX-FORMS.

                                        0000 534053 (25/pkg, Rev 02)        back
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May 20, 2003
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Distribution Process
                                      Guide


Step 1  Call Wachovia Distribution Support Line at (1-800-690-0531).

Step 2 Distribution Specialists will answer your questions regarding your distribution from the plan.

Step 3 A Wachovia Distribution Support Specialist completes the distribution forms and mails them to you for your signature.

Step 4  You need to forward the signed Distribution Forms to:

                           Ms. Colleen Howley
                           Versar, Inc.
                           6850 Versar Center
                           Springfield, VA 22151

                           These forms must be received by Versar, Inc.
                           by July 31 in order to ensure preferred processing of your distribution.

Step 5 Versar, Inc., as Plan Sponsor, must approve the distribution and then forward the request to Wachovia.

Step 6 Wachovia mails the distribution check within seven business days after receiving the approved request.

Wachovia's Distribution specialists also have the ability to establish a Wachovia IRA if the participant selects this option.